UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-41157

Bionomics Limited
(Exact name of registrant as specified in its charter)

200 Greenhill Road Eastwood SA 5063 Australia +61 8 8150 7400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares, each representing 180 Ordinary Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:             1

On December 23, 2024 US time, Bionomics Limited, an Australian corporation (“Bionomics”), completed its scheme of arrangement (“Scheme”) with Neuphoria Therapeutics Inc., a Delaware corporation (“Neuphoria”), under Australian law.

Pursuant to the Scheme:

●	holders of ordinary shares of Bionomics received one share of common stock in Neuphoria for every 2,160 ordinary shares of Bionomics held on the Scheme record date; and

●	holders of American Depositary Shares, with each ADS representing 180 ordinary shares of Bionomics, received one share of common stock of Neuphoria for every 12 ADSs held on the Scheme Record Date.

The Scheme constituted a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In connection with such succession, the Nasdaq Stock Market LLC (“Nasdaq”) has replaced Bionomics’ listing of ADSs with a listing of the shares of common stock of Neuphoria.

This Form 15 relates solely to the reporting obligations of Bionomics and does not affect the reporting obligations of Neuphoria, which is the successor issuer of Bionomics under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bionomics Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 23, 2024	By:	/s/ Spyridon Papapetropoulos
		Name:	Spyridon Papapetropoulos
		Title:	President and Chief Executive Officer

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